Wearable devices ltd.

2 Ha-Ta’asiya Street

Yokne’am Illit, 2069803 Israel

April 28, 2022

Via EDGAR

Patrick Faller

Mitchell Austin

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	Wearable Devices Ltd. (the “Company,” “we,” “our” and similar terminology)

Amendment No. 2 to Registration Statement on Form F-1

Filed April 6, 2022

Amendment No. 3 to Registration Statement on Form F-1

Filed April 12, 2022

File No. 333-262838

Dear Sirs:

The purpose of this letter is to respond to the comment letter of April 22, 2022, received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-mentioned Amendments Nos. 2 and 3 to the registration statement on Form F-1. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently submitting Amendment No. 4 to Form F-1 (“Amendment No. 4”).

Page references in our responses are to Amendment No. 4.

Amendment No. 2 to Registration Statement on Form F-1

Cover page

1.	Specify the principal amount of securities to be offered (i.e., volume) in the registration statement and include all information except that which can be excluded pursuant to Securities Act Rule 430A. In that regard, we also note your footnote on page 6 that says the “actual number of Units and Underwriter’s Warrants that we will offer and that will be outstanding after this offering will be determined based on the actual public offering price.” Remove any disclosure stating that the principal amount of securities to be publicly offered is omitted from your registration statement. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation 227.02.

Response: We have revised our disclosure throughout Amendment No. 4 in response to the Staff’s comment.

Patrick Faller and Mitchel Austin

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

April 28, 2022

2.	Revise your cover page to clearly state that the actual price of each Unit will fall within the specified price range. Further, clarify on your cover page when your use of the term “Units” includes the “Pre-funded Units.” In that regard, we note that your “Use of Proceeds” disclosure solely refers to the Units.

Response: In response to the Staff’s comment, we have revised the disclosures on the cover page of Amendment No. 4 to clarify that the actual price of each Unit will fall within the specified price range. Additionally, we have revised the disclosure on the cover page of Amendment No. 4 to remove the statement, “The actual public offering of the Units will be determined between the underwriter and us at the time of pricing, considering our historical performance and capital structure, prevailing market conditions, and overall assessment of our business.”

We respectfully advise the Staff that each Unit consists of one Ordinary Share and one warrant to purchase one Ordinary Share only. Pre-funded Units are offered to purchasers, if any, whose purchase of Units in the offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% of the outstanding Ordinary Shares immediately following the consummation of the offering. The purpose of the Pre-funded Warrants is to enable investors that may have restrictions on their ability to beneficially own more than 4.99% (or, upon election of the holder, 9.99%) of our outstanding Ordinary Shares following the consummation of this offering the opportunity to make an investment in the Company without triggering their ownership restrictions, by receiving Pre-funded Warrants in lieu of our Ordinary Shares which would result in such ownership of more than 4.99% (or 9.99%), and receive the ability to exercise their option to purchase the shares underlying the Pre-funded Warrants at such nominal price at a later date. For each Pre-funded Unit we sell, the number of Units we are offering will be decreased on a one-for-one basis. Therefore, if we sell all 3,600,000 Units that we are offering, no Pre-funded Units will be sold. The use of proceeds and other applicable disclosures assumes that the maximum number of Units are sold (and therefore no Pre-funded Units are sold) and/or that if any Pre-funded Units are sold, they are immediately exercised so that the maximum number of Ordinary Shares are issued, resulting in the full 3,600,000 Ordinary Shares being issued. Further we respectfully advise the Staff that the cover page of the Form F-1 defines the Ordinary Shares, the Warrants, the Pre-funded Warrants and the Ordinary Shares issued or issuable upon exercise of the Warrants and Pre-funded Warrants, collectively, as the “securities”, which covers all of the components of the Units and Pre-Funded Units.

3.	We note that you discuss situations in which a purchaser may choose to purchase prefunded units. Please revise to explain the effects of an investor exceeding the disclosed beneficial ownership amounts, whether an investor must purchase pre-funded units if the purchase would cause the investor to exceed the disclosed beneficial ownership amounts and whether an investor may purchase both units and pre-funded units.

Response: In response to the Staff’s comment, we have revised the cover page of Amendment No. 4 to explain that the effect of an investor exceeding the disclosed beneficial ownership amounts would be triggering a requirement to make securities filings under the Securities Exchange Act of 1934, as amended, disclosing such fact; that an investor is not required to purchase pre-funded units if the purchase would cause the investor to exceed the disclosed beneficial ownership amounts; and that an investor may purchase both units and pre-funded units.

4.	We note your statement that “The underwriter is obligated to take and pay for all the Units offered by this prospectus if any such Units are taken.” However, this statement does not appear consistent with your underwriting agreement, whereby the underwriter has certain obligations to purchase the securities, subject to the performance by the Company of its covenants and other obligations and conditions, and can only decline to purchase the securities for reasons permitted under the underwriting agreement once it is executed. Please revise or advise.

Response: In response to the Staff’s comment, we have revised the disclosure on the cover page of Amendment No. 4 to delete the sentence: “The underwriter is obligated to take and pay for all the Units offered by this prospectus if any such Units are taken.”

Patrick Faller and Mitchel Austin

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

April 28, 2022

5.	We note that you have “granted the underwriter an option to purchase from us, at the public offering price, less the underwriting discounts and commissions, up to additional Ordinary Shares and/or Pre-Funded Warrants, and/or up to an additional Warrants, within 45 days from the date of this prospectus to cover over-allotments, if any.” Please explain the reasons for structuring the over-allotment option in the way you disclose, particularly since it appears the amount of proceeds you may receive could vary greatly depending the security used to cover over-allotments. Also clarify whether the underwriters will receive any commissions or discounts with respect to over-allotment warrants, in light of the expected price of $0.001. Please disclose the range of proceeds that you will receive if the over-allotment option is exercised entirely for shares, on the one hand, or for warrants, on the other hand.

Response: In response to the Staff’s comment, we have revised the disclosure on the cover page of Amendment No. 4. Further, we respectfully advise the Staff that the overallotment option has been structured to cover all the securities being offered pursuant to the Form F-1. The underwriter has, at its discretion, the option to acquire any of the securities, or any combination thereof, being offering pursuant to the Form F-1. The over-allotment option is structured this way in order to assist the underwriter in instances in which Units or Pre-funded Units may be oversold. In such an instance the underwriter will need the ability to purchase Ordinary Shares, Pre-funded Warrants and/or Warrants as needed in order to ensure it meets its delivery obligations while also allowing it to stabilize the Ordinary Shares. Thus, the over-allotment option allows the underwriter the discretion to choose whatever security it needs in order to cover its position. The underwriter will receive commissions or discounts for the Ordinary Shares and Pre-funded Warrants underlying the overallotment option, but not the Warrants given the nominal amount attributed to the Warrants. This has been updated in Amendment No. 4 as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 44

6.	We note your description of general and administrative expenses includes an increase of approximately “299 thousand in professional services, as part of our preparation towards an initial public offering.” You separately disclose 97 thousand dollars in “Prospective initial public offering expenses” that “consist of professional service fees relating to the prospective initial public offering” as an additional line item in the same presentation. Please clarify why these expenses associated with the IPO are described separately or advise.

Response: In response to the Staff’s comment, we have revised our disclosure on page 45. Additionally, please note that the professional expenses included in general and administrative expenses were bookkeeping, financial services and audit expenses that are statutorily required for an Israeli corporation; however, such expenses were higher in 2021 due to the preparation of the Company’s financial reporting for the initial public offering process, while the “prospective initial public offering expenses” include only specifically identifiable incremental expenses directly related to the preparation and filing of the registration statement on Form F-1 such as legal and printing expenses.

Our Products, page 56

7.	On page 43 you state that the Mudra Band is expected to ship in the second quarter of 2022, but disclose on page 56 that the Mudra Band is expected to ship in the first quarter of 2022. Please reconcile or advise.

Response: In response to the Staff’s comment, we have revised our disclosure on page 56 to reconcile the statements.

Patrick Faller and Mitchel Austin

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

April 28, 2022

Limitations on the Right to Own Securities in Our Company, page 91

8.	You disclose that “There are no limitations on the right to own our securities.” However, the description of your warrants and pre-funded warrants describes beneficial ownership limitations above certain thresholds. Please revise or advise.

Response: In response to the Staff’s comment, we have revised our disclosure on page 91 of Amendment No. 4 to specify where information regarding certain limitations to ownership can be found.

Description of the Securities We are Offering

Warrants, page 93

9.	We note on your cover page that you state the “assumed” exercise price of each warrant will be $6.20, 100% of the public offering price per Unit. However, on page 93 you do not refer to an assumed exercise price and instead state that the exercise price of your warrants “is $6.20 per share, which is 100% of the public offering price.” Clarify the exercise price of your warrants and how it will be determined. For example, if the exercise price is to be 100% of the public offering price of a Unit, revise so this is clearly stated.

Response: In response to the Staff’s comment, we have revised our disclosure on page 93 of Amendment No. 4.

Consolidated Financial Statements

Note 4. Commitments and Contingencies, page F-12

10.	Please clarify the nature of the contingencies related to the IIA and IMEI grants by defining the term “entitled future sales,” including describing the entitlements, sales thresholds and time-lines, if any.

Response: We respectfully advise the Staff that royalty payments with respect to the grants received from the IIA are contingent and based upon 3%-3.5% of the sale of products developed with the funds provided by the IIA (currently all of the Company’s revenues, as described on pageA-3 of Exhibit 10.4, filed on April 12, 2022).

There are no sales or revenues thresholds; however, the aggregated royalty payments shall not exceed the grant U.S. dollar principal amounts plus accrued interest. The royalty payments to the IIA are on a semi-annual basis.

Royalty payments with respect to the grant received from the IMEI are contingent upon growth achievement of revenues of the Mudra Band product in the United States of more than NIS 1 million (approximately $311 thousand) in each year compared to such revenues in 2020 (the base year). The royalty payments are calculated as 3% annually of the excess of Company’s annual revenues from the Mudra Band in the U.S. market in each year commencing 2022 over the Company’s 2020 actual revenues from the U.S. market plus NIS 1 million (i.e., 3% on revenues in the U.S. market in each year exceeding approximately $311 thousand). The royalty payments to the IMEI are on an annual basis.

We have revised our disclosure on page 47 to include the foregoing additional clarifications.

Patrick Faller and Mitchel Austin

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

April 28, 2022

Note 6. Shareholders’ Deficit

b. Share-based compensation, page F-14

11.	We note you have an estimated offering price. As previously requested please provide us an analysis explaining the reasons for the differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price for all equity related transactions through the effectiveness date of the registration statement.

Response: We respectfully advise the Staff that we completed the most recent and significant equity transaction in April 2021 at an implied price per share of $2.25. This equity transaction was between the Company and third party, new investors.

Based on consultation with the underwriter, our prospects, prospects for the wearable computing and consumer electronics industry, the general market condition, and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the wearable computing and consumer electronics industry, we anticipated at the original filing date that the initial public offering price (the “IPO”), would be at $5.00 per share.

During April 2022, the prospective initial public offering structure was changed to include additional warrants and the price range for the IPO was increased. The price was adjusted to reflect the added warrant to $6.20 per unit, the mid-point of the updated range.

As for the options granted on November 1, 2021 - the fair values of the options were determined, as of the grant date, using the Black-Scholes option pricing model, taking into consideration a share price of $2.53, considering the implied share price of $2.25 of the April 2021 share purchase agreement and management best estimate of 10% likelihood of a successful initial public offering at target price of $5.00 per share, as to the premature early stage of the process (prior to filing a first draft of a registration statement).

As for the options granted on January 23, 2022 - the fair values as of the grant date, were determined using the Black-Scholes option pricing model, taking into consideration a share price of $2.80, considering the implied share price of $2.25 of the April 2021 share purchase agreement and management best estimate of 20% likelihood of a successful initial public offering at the expected target price of $5.00 USD, as more advanced stage however still premature and early.

For the reasons for the differences between valuation of the recent equity transaction in April 2021 at an implied price per share of $2.25 and the IPO offering price, please see our analysis in our response dated February 25, 2022.

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If you have any questions or require additional information, please call our attorney Howard Berkenblit at (617) 338-2979 or Oded Har-Even at (212) 660-5002, each of Sullivan & Worcester LLP.

Sincerely,

WEARABLE DEVICES LTD.

By:	/s/ Asher Dahan
Chief Executive Officer